

405 236-1269

CLIMACHEM, INC.

16 South Pennsylvania • Oklahoma City, OK 73107 • 405-235-4546 • Fax: 405-236-1209

December 31, 2003

Todd L. Boehly, Managing Director
Guggenheim Partners
135 East 57th Street, 9th Floor
New York, New York 10022

RE: Securities Purchase Agreement (the "SPA"), dated as of May 24, 2002, as amended, by and among ClimaChem, Inc. ("ClimaChem"), certain subsidiaries of ClimaChem, LSB Industries, Inc., as guarantor, the Purchasers identified therein and Guggenheim Investment Management, LLC, as Collateral Agent

Dear Todd:

This confirms the consent of Guggenheim Investment Management, LLC, as collateral agent and the Purchasers that are party to the SPA, to the following EBITDA covenants, applicable to ClimaChem and its subsidiaries and as provided under the SPA, for the periods set forth below:

Applicable Amount	Applicable Period
$13,768,342	For the 12 month period ending March 31, 2004
$14,340,266	For the 12 month period ending June 30, 2004
$13,807,001	For the 12 month period ending September 30, 2004
$15,025,371	For the 12 month period ending December 31, 2004

Please acknowledge by signing below where indicated. Thank you.

Sincerely,

Tony M. Shelby
Senior Vice President

AGREED TO AND ACKNOWLEDGED:

Todd L. Boehly, Managing Director for
the Purchasers and Collateral Agent

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